UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No.     )1

Bay Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

073015 20 8

(CUSIP Number)

March 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 073015 20 8	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,670,000 shares of Common Stock Warrants (exercisable into up to 1,670,000 shares of Common Stock)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 1,670,000 shares of Common Stock Warrants (exercisable into up to 1,670,000 shares of Common Stock)
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000 shares of Common Stock Warrants (exercisable into up to 1,670,000 shares of Common Stock)
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 18.1678% as of the date of filing this statement. Based on 16,714,130 shares of Common Stock issued and outstanding on March 31, 2004, including the issuance of 1,670,000 shares of Common Stock on March 31, 2004 to the Reporting Person. Also takes into account warrants held by the Reporting Person exercisable to acquire an additional 1,670,000 shares of Common Stock; provided, however, under the terms of the warrant, in no event shall the warrant be exercisable, if after giving effect to such exercise, the holder would, in aggregate, beneficially own voting securities of the issuer in excess of 9.99% of the issued and outstanding voting securities of the issuer after giving effect to such offering.
12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 073015 20 8	13G	Page 3 of 6 Pages

Item 1 (a)	Name of Issuer:
Bay Resources Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices:

Item 2 (a)	Name of Person Filing:
Item 2 (b)	Address of Principal Business Office or, if none, Residence:

Item 2 (c)	Citizenship:
RAB Special Situations LP c/o RAB Capital Limited No. 1 Adam Street London W2CN 6LE United Kingdom Delaware limited partnership
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
073015 20 8

CUSIP No. 073015 20 8	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership. RAB Special Situations LP
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
1,670,000 shares of Common Stock Warrants (exercisable into up to 1,670,000 shares of Common Stock)

(b)	Percent of Class:
Approximately 18.1678% as of the date of filing this statement. Based on 16,714,130 shares of Common Stock issued and outstanding on March 31, 2004, including the issuance of 1,670,000 shares of Common Stock on March 31, 2004 to the Reporting Person. Also takes into account warrants held by the Reporting Person exercisable to acquire an additional 1,670,000 shares of Common Stock; provided, however, under the terms of the warrant, in no event shall the warrant be exercisable, if after giving effect to such exercise, the holder would, in aggregate, beneficially own voting securities of the issuer in excess of 9.99% of the issued and outstanding voting securities of the issuer after giving effect to such offering.

CUSIP No. 748565 10 8	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:   See item (a) above.
(ii)    Shared power to vote or direct the vote:   0
(iii)   Sole power to dispose or to direct the disposition of:   See item (a) above.
(iv) Sole power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 748565 10 8	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 9th day of April, 2004.

RAB Special Situations LP By: /s/ William Philip Richards William Philip Richards, Director